

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

L. Benjamin Ederington
General Counsel
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re: Westlake Chemical Partners LP**
> **Registration Statement on Form S-3**
> **Filed March 1, 2023**
> **File No. 333-270176**

Dear L. Benjamin Ederington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ramey Layne